EXHIBIT P

SEC Form Letter

(Date)

Honorable ____________________, Chairperson
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Allegheny Energy, Inc. / SEC File No. 70-98**

Dear Chairperson:

The [** enter utility name **] a subsidiary of Allegheny Energy, Inc. ("Allegheny"), a registered public utility holding company, has advised this Commission that Allegheny has recently filed an application-declaration on Form U-1 in the above docket (the "U-1") pursuant to the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), requesting greater authority to invest in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"). Specifically, Allegheny has requested over a five-year period to make additional investments of up to $2 billion in EWGs and FUCOs, supplementing existing SEC authority for EWG/FUCO investments capped at an amount equal to 100% of Allegheny's consolidated retained earnings.

Allegheny has requested that we certify to you that such increased investment authority in EWGs and FUCOs will not impair the ability of the [ ** insert name of state commission **] to regulate [ ** insert name of utility ** ] or protect its retail customers in [ ** insert state name ** ]. As the State commission having jurisdiction over the retail electric and gas rates of [ ** insert name of utility ** ] public utility subsidiary, please be advised that based on:

  this Commission's statutory authority to supervise and regulate electric and gas utilities and all matters relating to the performance of their public duties and their charges therefore, and to correct any abuses of such utilities, the representations set forth in the U-1, including but not limited to the representations that the assets of [ ** insert name of utility ** ] will not be pledged or encumbered and that [ ** insert name of utility ** ] will not seek higher rates for potential losses or inadequate returns arising from any EWG and FUCO investments, and

  Allegheny's representation that it will timely inform this Commission when Allegheny actually acquires ownership in EWGs or FUCOs pursuant to its proposal.

Please note, nothing in this letter should be interpreted or used to restrict, limit or otherwise diminish the ability of this Commission or its staff to freely make comments or take positions regarding Allegheny's proposed investments or EWG strategy in any forum, including without limitation any subsequent public comments solicited by the SEC in this proceeding, any proceeding before the Federal Energy Regulatory Commission or any state proceeding. Moreover, the opinion of this Commission is expressly conditioned on and is subject to being revised or withdrawn by this Commission, if it deems that action to be appropriate.

The foregoing opinion of this Commission is expressly conditioned on and is subject to being revised or withdrawn by this Commission, if it deems that action to be appropriate. Allegheny has represented that it will timely inform this Commission when Allegheny actually acquires ownership in EWGs or FUCOs pursuant to its proposal.

Sincerely,

/s/

Chairperson

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